The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-213265

Subject to Completion. Dated May 23, 2018.

BofA Finance LLC $ Leveraged S&P/TSX 60 Index-Linked Notes with Currency Conversion Feature due Fully and Unconditionally Guaranteed by Bank of America Corporation

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the second scheduled business day after the determination date) is based on the performance of the U.S. dollar value of the S&P/TSX 60 Index (which we refer to as the “underlier”), as measured from the trade date to and including the determination date (expected to be between 18 and 21 months after the trade date). We will determine the U.S. dollar value of the underlier (which we refer to as the adjusted closing level of the underlier) by multiplying the closing level of the underlier on the relevant day by the U.S. dollar/Canadian dollar exchange rate (expressed as the amount of U.S. dollars per one Canadian dollar) on that day. The initial underlier level and the final underlier level will incorporate this U.S. dollar adjustment.

If the final underlier level on the determination date is greater than the initial underlier level (to be set on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,195.30 and $1,229.50 for each $1,000 face amount of your notes). If the final underlier level declines from the initial underlier level, you will be exposed to any such decrease. In this case, the return on your notes will be negative. You may lose some or all of your investment in the notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 3.0 times (c) the underlier return, subject to the maximum settlement amount; or
●	if the underlier return is zero or negative (the final underlier level is equal to or less than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000.

If the exchange rate on the determination date is less than the exchange rate on the trade date (meaning that it will take fewer U.S. dollars to purchase one Canadian dollar on the determination date than on the trade date), the underlier return and the return on your notes will be negatively impacted.

The notes will not be listed on any securities exchange. Investment in the notes involves certain risks, including the credit risk of BofA Finance LLC (“BofA Finance”), as issuer of the notes, and the credit risk of Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the notes. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-17 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

As of the date of this pricing supplement, the initial estimated value of the notes at the time of pricing is expected to be between $970.50 and $983 per $1,000 in face amount. See “Summary Information” beginning on page PS-6 of this pricing supplement, “Risk Factors” beginning on page PS-17 of this pricing supplement and “Structuring the Notes” on page PS-31 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

Original issue date:	, 2018	Price to public(2):	100.00% of the face amount
Underwriting discount(1)(2):	1.33% of the face amount	Net proceeds to the issuer:	98.67% of the face amount
(1)	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance, will participate as selling agent in the distribution of the notes. See “Supplemental Plan of Distribution—Conflicts of Interest” on page PS-30 of this pricing supplement.
(2)	The price to public for certain investors will be between 98.67% and 100.00% of the face amount, reflecting a foregone underwriting discount with respect to such notes; see “Supplemental Plan of Distribution—Conflicts of Interest” on page PS-30 of this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense. The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BofA Merrill Lynch

Selling Agent

The price to public, underwriting discount, and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at prices to public and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price to public you pay for such notes.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement in the initial sale of the notes. In addition, MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless MLPF&S or any of our other broker-dealer affiliates informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

About Your Prospectus

The notes are unsecured senior notes issued by BofA Finance, a direct, wholly-owned subsidiary of BAC. Payments on the notes are fully and unconditionally guaranteed by the Guarantor. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with those documents:

Product supplement EQUITY-1 dated January 24, 2017:

https://www.sec.gov/Archives/edgar/data/70858/000119312517016445/d331325d424b5.htm

Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Leveraged S&P/TSX 60 Index-Linked Notes with Currency Conversion Feature due
INVESTMENT THESIS

 You should be willing to:

●	forgo gains greater than a Maximum Settlement Amount of between 119.53% and 122.95% of the face amount in exchange for 3.0x leveraged upside participation if the Underlier Return is positive.
●	forgo interest payments and accept the risk of losing your entire investment in exchange for the potential to earn 300.00% of any positive Underlier Return up to a Maximum Settlement Amount of between 119.53% and 122.95% of the face amount.
●	accept exposure to the U.S. dollar/Canadian dollar exchange rate such that your return on the notes will be negatively impacted if the U.S. dollar/Canadian dollar exchange rate (expressed as the number of U.S. dollars needed to buy one Canadian dollar) decreases from the exchange rate on the trade date to the exchange rate on the determination date.

Your maximum return on your notes will not be greater than the return represented by the Maximum Settlement Amount, which such return is between 19.53% and 22.95%. You will lose all or a portion of your investment if the Underlier Return is negative.

DETERMINING THE CASH SETTLEMENT AMOUNT

 At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):

●	if the Final Underlier Level is greater than 100.00% of the Initial Underlier Level, 100.00% plus 300.00% times the Underlier Return, subject to a Maximum Settlement Amount of between 119.53% and 122.95%;
●	if the Final Underlier Level is equal to or less than 100.00% of the Initial Underlier Level, 100.00% minus 1.00% for every 1.00% that the Final Underlier Level has declined below the Initial Underlier Level.

If the Final Underlier Level declines from the Initial Underlier Level, the return on the notes will be negative, and the investor could lose their entire investment in the notes.

KEY TERMS
Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Underlier:	The S&P/TSX 60 Index (Bloomberg symbol, “SPTSX60 Index”)
Underlying Currency:	The Canadian dollar
Face Amount:	$ in the aggregate; each note will have a face amount equal to $1,000
Trade Date:
Settlement Date:	Expected to be the fifth scheduled business day following the trade date
Determination Date:	Expected to be between 18 and 21 months following the trade date
Stated Maturity Date:	Expected to be the second scheduled business day following the Determination Date
Initial Underlier Level:	The adjusted closing level of the Underlier on the trade date (to be set on the trade date)
Final Underlier Level:	The adjusted closing level of the Underlier on the Determination Date
Adjusted Closing Level:	On any relevant day, the closing level of the Underlier on that day multiplied by the exchange rate on that day. The adjusted closing level of the Underlier will not be rounded.
Exchange Rate:	The exchange rate, on any relevant day, will be expressed as an exchange rate of U.S. dollars per one Canadian dollar, determined as set forth below.
Currency Business Day:	A “currency business day” is a day on which The WM Company, through its currency market data services, publishes spot rates for the Canadian dollar relative to the U.S. dollar.
Underlier Return:	The quotient of (i) the Final Underlier Level minus the Initial Underlier Level divided by (ii) the Initial Underlier Level, expressed as a positive or negative percentage
Upside Participation Rate:	300.00%
Maximum Settlement Amount:	Expected to be between $1,195.30 and $1,229.50 per note. The actual

Maximum Settlement Amount will be determined on the trade date.
Cap Level:	Expected to be between 106.51% and 107.65% of the Initial Underlier Level. The actual Cap Level will be determined on the trade date.
CUSIP/ISIN:	09709TER8 / US09709TER86

HYPOTHETICAL PAYMENT AT MATURITY*

Note Performance
Underlier Performance
200%
150%
100%
50%
0%
0%
50%
100%
150%
200%
119.53%
100.00%
100.00%
106.51%
Hypothetical Cash Settlement Amount as % of Face Amount
Hypothetical Final Underlier Level as % of Initial Underlier Level

Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
150.00%	119.53%
140.00%	119.53%
130.00%	119.53%
120.00%	119.53%
110.00%	119.53%
106.51%	119.53%
105.00%	115.00%
102.00%	106.00%
100.00%	100.00%
90.00%	90.00%
80.00%	80.00%
75.00%	75.00%
50.00%	50.00%
25.00%	25.00%
0.00%	0.00%

*Assumes a Cap Level set at the bottom of the Cap Level range (expected to be between 106.51% and 107.65% of the Initial Underlier Level).

RISKS

Please read the section entitled “Risk Factors” of this pricing supplement as well as the risks and considerations described in “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

This section is meant as a summary and should be read in conjunction with the accompanying product supplement, prospectus supplement and prospectus. This pricing supplement supersedes any conflicting provisions of the documents listed above.

Key Terms

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Underlier:	The S&P/TSX 60 Index (Bloomberg symbol, “SPTSX60 Index”), as published by S&P Dow Jones Indices LLC (“SPDJI” or the “Underlier Sponsor”)
Underlying Currency:	The Canadian dollar
Specified Currency:	U.S. dollars (“$”)
Face Amount:	Each note will have a face amount of $1,000; $ in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if we, at our sole option, decide to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.
Purchase at Amount Other Than the Face Amount:	The amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price to public you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Additionally, the Cap Level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Risk Factors — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” beginning on page PS-19 of this pricing supplement.
Cash Settlement Amount:

For each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

●      if the Final Underlier Level is greater than or equal to the Cap Level, the Maximum Settlement Amount;

●      if the Final Underlier Level is greater than the Initial Underlier Level but less than the Cap Level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Upside Participation Rate times (iii) the Underlier Return; or

●      if the Final Underlier Level is equal to or less than the Initial Underlier Level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Underlier Return. If the Final Underlier Level is less than the Initial Underlier Level, the cash settlement amount will be less than the face amount of the notes, and you will lose some or all of the face amount.

Initial Underlier Level:	The adjusted closing level of the Underlier on the trade date (to be set on the trade date).
Final Underlier Level:	The adjusted closing level of the Underlier on the Determination Date, except in the limited circumstances described under “—Market Disruption Events” and “—Currency Disrupted Day” below and “Description of the Notes – Certain Terms of the Notes – Events Relating to Calculation Days,” “– Adjustments to an Index” and “–

Discontinuance of an Index” in the accompanying product supplement.
Adjusted Closing Level:	On any relevant day, the closing level of the Underlier on that day multiplied by the exchange rate on that day. The adjusted closing level of the underlier will not be rounded.
Exchange Rate:

The exchange rate, on any relevant day, will be expressed as an exchange rate of U.S. dollars per one Canadian dollar and will equal (a) one divided by (b) the Canadian dollar (CAD) value of one U.S. dollar (USD), as reported by Thomson Reuters (“Reuters”) on Reuters page “WMRSPOT09” under the caption “MID,” or any substitute Reuters page, at approximately 4:00 p.m., London time, as determined by the calculation agent. The exchange rate will not be rounded.

If the Canadian dollar is replaced or changed by the applicable Canadian authorities on or prior to the Determination Date, the calculation agent shall, in consultation with a nationally-recognized investment bank (which may be one of our affiliates), determine the exchange rate for purposes of the notes in accordance with accepted market practice at such time.

Currency Business Day:	A “currency business day” is a day on which The WM Company, through its currency market data services, publishes spot rates for the Canadian dollar relative to the U.S. dollar. Dates on which The WM Company does not, through its currency market data services, publish spot rates for the Canadian dollar relative to the U.S. dollar may be found on its website, www.wmcompany.com. Information contained in The WM Company’s website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in The WM Company’s website.
Underlier Return:	The quotient of (1) the Final Underlier Level minus the Initial Underlier Level divided by (2) the Initial Underlier Level, expressed as a percentage
Upside Participation Rate:	300.00%
Cap Level:	Expected to be between 106.51% and 107.65% of the Initial Underlier Level (to be set on the trade date)
Maximum Settlement Amount:	Expected to be between $1,195.30 and $1,229.50 per $1,000 face amount of the notes (to be set on the trade date)
Trade Date:
Original Issue Date (Settlement Date):	Expected to be the fifth scheduled business day following the trade date (to be set on the trade date)
Determination Date:	A specified date that is expected to be between 18 and 21 months following the trade date (to be set on the trade date), subject to postponement of up to five scheduled trading days, as set forth below under “—Market Disruption Events” and “—Currency Disrupted Day,” and in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement
Stated Maturity Date:	A specified date that is expected to be the second scheduled business day following the Determination Date (to be set on the trade date), subject to postponement as set forth below and in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement
Business Day:	As described under “Description of the Notes—Certain Terms of the Notes—Business Days” in the accompanying product supplement
Trading Day:	A day on which the respective principal securities markets for all of the Underlier

Stocks are open for trading, the Underlier Sponsor is open for business and the Underlier is calculated and published by the Underlier Sponsor. A day is a scheduled Trading Day if, as of the Trade Date, the Underlier Sponsor is scheduled to be open for business, the Underlier is expected to be calculated and published and the principal securities markets for all of the Underlier Stocks are scheduled to be open for trading on that day
Closing Level of the Underlier:	The official closing level of the Underlier or any successor index published by the Underlier Sponsor on such trading day for that Underlier
Market Disruption Events:

The following replaces in its entirety the section entitled “Description of the Notes—Market Disruption Events—Indices” in the accompanying product supplement:

With respect to any given trading day, any of the following will be a Market Disruption Event with respect to the Underlier:

•        a suspension, absence or material limitation of trading in Underlier Stocks (as defined below) constituting 20% or more, by weight, of the Underlier on their respective primary markets, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

•        a suspension, absence or material limitation of trading in option or futures contracts, if available, relating to the Underlier or to Underlier Stocks constituting 20% or more, by weight, of the Underlier in their respective primary markets for those contracts, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•        Underlier Stocks constituting 20% or more, by weight, of the Underlier, or option or futures contracts, if available, relating to the Underlier or to Underlier Stocks constituting 20% or more, by weight, of the Underlier do not trade on what were the respective primary markets for those Underlier Stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of us or any of our affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the notes. For more information about hedging by us and/or any of our affiliates, see “Supplemental Use of Proceeds” on page PS-16 of product supplement EQUITY-1.

The following events will not be Market Disruption Events with respect to the Underlier:

•        a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•        a decision to permanently discontinue trading in the option or futures contracts relating to the Underlier or to any Underlier Stock.

For this purpose, an “absence of trading” in the primary securities market on which an Underlier Stock, or on which option or futures contracts, if available, relating to the Underlier or to any Underlier Stock are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an Underlier Stock or in option or futures contracts, if available, relating to the Underlier or to any Underlier Stock in the primary market for that stock or those contracts, by reason of:

•         a price change exceeding limits set by that market,

•         an imbalance of orders relating to that Underlier Stock or those contracts, or

•         a disparity in bid and ask quotes relating to that Underlier Stock or those contracts,

will constitute a suspension or material limitation of trading in the Underlier or those contracts in that market.

If a Market Disruption Event occurs on the scheduled Determination Date, or if that date is a Currency Disrupted Day (as defined below), the Determination Date will be postponed to the earliest day on which the closing level of the Underlier and the exchange rate have been established:

•         if the Determination Date is being postponed due to a Market Disruption Event, the calculation agent will use the closing level and the exchange rate on the immediately succeeding scheduled trading day on which a Market Disruption Event does not occur to calculate the adjusted closing level for the Determination Date, provided that if that scheduled trading day is a Currency Disrupted Day, the calculation agent will use the exchange rate on the immediately succeeding business day that is not a Currency Disrupted Day instead; and

•         if the Determination Date is being postponed due to a Currency Disrupted Day (but not a Market Disruption Event), the calculation agent will use the closing level on the originally scheduled Determination Date and the exchange rate on the immediately succeeding business day that is not a Currency Disrupted Day to calculate the Final Underlier Level.

In no event, however, will the Determination Date be postponed to a date that is after the fifth scheduled trading day after the originally scheduled Determination Date. If the Determination Date has been postponed to that fifth scheduled trading day and on that day, the closing level of the Underlier has not been established as set forth herein and in the product supplement, the calculation agent will determine the closing level of the Underlier on that fifth scheduled trading day, in accordance with the formula for and method of calculating the closing level last in effect prior to the commencement of the Market Disruption Event, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent’s good faith estimate of the closing price that would have prevailed but for that suspension or limitation or non-trading day) on that day of each security most recently constituting the Underlier.

If the Determination Date has been postponed to the fifth scheduled business day following the scheduled Determination Date, and that day is a Currency Disrupted Day, the calculation agent will determine the exchange rate on that day in good faith and in a commercially reasonable manner, taking into account the latest available quotation for the exchange rate for the Underlying Currency relative to the U.S. dollar and any other information that it deems relevant.

If the Determination Date is postponed due to a Market Disruption Event or a Currency Disrupted Day, the payment due at maturity may be postponed by the same number of business days, as set forth in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement.

Currency Disrupted Day:	A day that is not a currency business day with respect to the Underlying Currency or a day on which a market disruption event occurs or is continuing with respect to the Underlying Currency. A “market disruption event” will be deemed to occur as to the Underlying Currency if the calculation agent determines that the Determination Date is not a Currency Business Day by reason of an extraordinary event, occurrence, declaration, or otherwise, or the exchange rate is not quoted on the specified page at the specified time on the Determination Date. For the consequences of a Currency Disrupted Day, see “—Market Disruption Events” above.
No Listing:	The notes will not be listed on any securities exchange or interdealer quotation system

No Interest:	The notes do not bear interest
No Redemption:	The notes will not be subject to any optional redemption right or price dependent redemption right
Events of Default:	If an Event of Default, as defined in the Senior Indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the amount described under the caption “—Cash Settlement Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the Determination Date were the fifth trading day prior to the date of acceleration. In case of a default in the payment of the notes, the notes will not bear a default interest rate.
Calculation Agent:	MLPF&S, an affiliate of BofA Finance.
Selling Agent:	MLPF&S, an affiliate of BofA Finance. See “Supplemental Plan of Distribution— Conflicts of Interest” on page PS-21 of this pricing supplement.
CUSIP/ISIN:	09709TER8 / US09709TER86
Initial Estimated Value:

The initial estimated value of the notes as of the date of this pricing supplement is set forth on the cover page of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the notes as of the trade date.

Payments on the notes, including the Maximum Settlement Amount, depend on the credit risk of BofA Finance and BAC and on the performance of the Underlier and the exchange rate. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the trade date.

For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-16 and “Structuring the Notes” on page PS-31.

The trade date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
pricing date	trade date
maturity date	stated maturity date
calculation day	Determination Date
principal amount	face amount
Market Measure	Underlier
Index	Underlier

HYPOTHETICAL EXAMPLES

The following table and charts are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical levels of the Underlier and the exchange rate on the Determination Date could have on the Cash Settlement Amount at maturity, assuming all other variables remain constant.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical; the level of the Underlier on any day throughout the life of the notes, including the Closing Level on the Determination Date, cannot be predicted. The Underlier has been highly volatile in the past — meaning that the level of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period. Similarly, the exchange rate has been volatile in the past and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the Underlier and the exchange rate, the creditworthiness of BofA Finance, as issuer, and the creditworthiness of BAC, as guarantor. In addition, the initial estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by us and our affiliates) is less than the original price to public of your notes. For more information on the estimated value of your notes, see “Risk Factors — The Public Offering Price You Pay for the Notes Will Exceed Their Initial Estimated Value” on page PS-18 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face Amount	$1,000
Upside Participation Rate	300.00%
Cap Level	106.51% of the Initial Underlier Level
Maximum Settlement Amount	$1,195.30 per note

Neither a Market Disruption Event nor a non-trading day occurs on the originally scheduled Determination Date, and the Underlier is not discontinued on or prior to such date

The Determination Date is not a Currency Disrupted Day.

No change in or affecting any of the stocks included in the Underlier (the “Underlier Stocks”) or the method by which the Underlier Sponsor calculates the Underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the Initial Underlier Level that will serve as the baseline for determining the Underlier Return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual Initial Underlier Level may differ substantially from its adjusted closing level prior to the trade date and may be higher or lower than the adjusted closing level of the Underlier on that date.

For these reasons, the actual performance of the Underlier and the exchange rate over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Underlier and the exchange rate shown elsewhere in this pricing supplement. For information about the historical levels of the Underlier and the historical exchange rate during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below and “The Underlier — Historical Exchange Rates” below, respectively. Before investing in the offered notes, you should consult publicly available information to determine the levels of the Underlier and the exchange rate between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Underlier Stocks.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the right column represent the hypothetical Cash Settlement Amounts, based on the corresponding hypothetical Final Underlier Level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-hundredth of a percent). Thus, a hypothetical Cash Settlement Amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical Final Underlier Level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.00%	119.53%
140.00%	119.53%
130.00%	119.53%
120.00%	119.53%
110.00%	119.53%
106.51%	119.53%
105.00%	115.00%
102.00%	106.00%
100.00%	100.00%
90.00%	90.00%
80.00%	80.00%
75.00%	75.00%
50.00%	50.00%
25.00%	25.00%
0.00%	0.00%

If, for example, the Final Underlier Level were determined to be 25.00% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be 25.00% of the face amount of your notes (which would be equal to a Cash Settlement Amount of $250.00), as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.00% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the Final Underlier Level were determined to be 0.00% of the Initial Underlier Level, you would lose your entire investment in the notes. In addition, if the Final Underlier Level were determined to be 150.00% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be capped at the Maximum Settlement Amount of $1,195.30, or 119.53% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the Final Underlier Level of greater than 106.51% of the Initial Underlier Level.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amounts that we would pay on your notes on the stated maturity date, if the Final Underlier Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Cash Settlement Amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical Final Underlier Levels are expressed as percentages of the Initial Underlier Level. The chart shows that any hypothetical Final Underlier Level of less than 100.00% (the section left of the 100.00% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100.00% of the face amount of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level of greater than or equal to 106.51% of the Initial Underlier Level (the section right of the 106.51% marker on the horizontal axis) would result in a capped return on your investment.

The following three examples show the effect of the exchange rate on the Cash Settlement Amount. The calculation agent will multiply the closing level of the Underlier by the applicable exchange rate in order to determine the adjusted closing level. Accordingly, changes in the exchange rate may impact the Cash Settlement Amount and the market value of the notes. The numbers appearing in the tables below have been rounded for ease of analysis.

The hypothetical closing level of the Underlier on the trade date of 100.00 has been chosen for illustrative purposes only, and does not represent a likely closing level of the Underlier on the trade date. The hypothetical exchange rate on the trade date of 1.00 has been chosen for illustrative purposes only, and may not represent a likely exchange rate on the trade date.

Example 1: The Final Underlier Level is greater than the Cap Level. The Cash Settlement Amount will equal the Maximum Settlement Amount.

Hypothetical Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	120.00	1.05	126.00

In this example, prior to the U.S. dollar adjustment, the hypothetical closing level of the Underlier on the Determination Date has appreciated by 20% from the hypothetical closing level of the Underlier on the trade date, and the Canadian dollar has appreciated against the U.S. dollar by 5%.

Because the hypothetical Final Underlier Level of 126.00 is greater than the Cap Level, the hypothetical Cash Settlement Amount will equal the Maximum Settlement Amount of $1,195.30.

Example 2: The Final Underlier Level is greater than the Initial Underlier Level, but less than the Cap Level. The Cash Settlement Amount exceeds the $1,000 principal amount but is less than the Maximum Settlement Amount.

Hypothetical Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	110.00	0.95	104.50

In this example, prior to the U.S. dollar adjustment, the hypothetical closing level of the Underlier on the Determination Date has appreciated by 10% from the hypothetical closing level of the Underlier on the trade date. However, the Canadian dollar has depreciated against the U.S. dollar by 5%.

Because the hypothetical Final Underlier Level is greater than the hypothetical Initial Underlier Level, the Cash Settlement Amount is calculated as the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 3.00 times (c) the Underlier Return, subject to the Maximum Settlement Amount of $1,195.30.

Cash Settlement Amount = $1,000 + ($1,000 × 3.00 × 4.50%) = $1,135.00

Example 3: The Final Underlier Level is less than the Initial Underlier Level. The Cash Settlement Amount is less than the $1,000 principal amount.

Hypothetical Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	90.00	0.95	85.50

In this example, prior to the U.S. dollar adjustment, the hypothetical closing level of the Underlier on the Determination Date has depreciated from the hypothetical closing level of the Underlier on the trade date by 10%. In addition, the Canadian dollar has depreciated against the U.S. dollar by 5%.

Because the hypothetical Final Underlier Level is less than the hypothetical Initial Underlier Level, the Cash Settlement Amount is calculated as the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Underlier Return.

Cash Settlement Amount = $1,000 + ($1,000 × -14.50%) = $855.00

The Cash Settlement Amounts shown above are entirely hypothetical; they are based on market prices for the Underlier Stocks and exchange rates that may not be achieved on the Determination Date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical Cash Settlement Amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual price to public you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” below.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Underlier Level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the level of the Underlier, the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual Initial Underlier Level, the Cap Level and the Maximum Settlement Amount, which we will set on the trade date, and the actual Final Underlier Level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

RISK FACTORS

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, prospectus supplement and product supplement. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, prospectus supplement and product supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the Underlier Stocks, i.e., the stocks comprising the Underlier to which your notes are linked, or the Underlying Currency. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the Underlier and changes in the exchange rate from the trade date to the Determination Date. If the Final Underlier Level is less than the Initial Underlier Level (which includes any loss caused by a change in the exchange rate), you will have a loss for each $1,000 of the face amount of your notes equal to the product of the Underlier Return times $1,000. Thus, you will be exposed to any decrease in the Final Underlier Level (which includes any loss caused by a change in the exchange rate), and the return on your investment will be negative. You may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes Will Be Limited to the Maximum Settlement Amount

Your ability to participate in any appreciation in the adjusted closing level of the Underlier over the life of your notes will be limited because of the Cap Level. The Maximum Settlement Amount will limit the Cash Settlement Amount you may receive for each of your notes at maturity, no matter how much the adjusted closing level of the Underlier increases beyond the Cap Level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you, for example, invested directly in the Underlier Stocks.

Any Payment on the Notes Is Subject to Our Credit Risk and the Credit Risk of the Guarantor, and Actual or Perceived Changes in Our or the Guarantor’s Creditworthiness Are Expected to Affect the Value of the Notes

The notes are our senior unsecured debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Cash Settlement Amount at maturity will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the stated maturity date, regardless of the level of the Underlier and the exchange rate. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be on the stated maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the stated maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the level of the Underlier and the exchange rate, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We Are a Finance Subsidiary and, as Such, Will Have Limited Assets and Operations

We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured senior obligations of the Guarantor.

The Public Offering Price You Pay for the Notes Will Exceed Their Initial Estimated Value

The initial estimated value of the notes that is provided in this preliminary pricing supplement, and that will be provided in the final pricing supplement, are each an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any other entities would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Underlier and the exchange rate, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the hedging related charges, all as further described in "Structuring the Notes" below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

The Price of the Notes That May Be Paid by MLPF&S (and Which May Be Reflected on Customer Account Statements) May Be Higher than the Then-Current Estimated Value of the Notes for a Limited Time Period After the Trade Date

As agreed by MLPF&S and the distribution participants, for approximately a three-month period after the trade date, MLPF&S expects to offer to buy the notes in the secondary market at a price that will exceed the estimated value of the notes at that time. The amount of this excess, which represents a portion of the underwriting discount and the hedging-related charges expected to be realized by MLPF&S and the distribution participants over the term of the notes, will decline to zero on a straight line basis over that three-month period. Accordingly, the estimated value of your notes during this initial three-month period may be lower than the value shown on your customer account statements. Thereafter, if MLPF&S buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the trade date will be based on then-prevailing market conditions and other considerations, including the performance of the Underlier, the exchange rate, and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any other party is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

We Cannot Assure You that a Trading Market for Your Notes Will Ever Develop or Be Maintained

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the level of the Underlier and the exchange rate. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier or the Exchange Rate at Any Time Other Than the Determination Date

The Final Underlier Level will be the adjusted closing level of the Underlier on the Determination Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the adjusted closing level of the Underlier decreased significantly on the Determination Date, the Cash Settlement Amount for your notes may be significantly less than it would have been had the Cash Settlement Amount been linked to the adjusted closing level of the Underlier prior to such decrease in the adjusted closing level of the Underlier. Although the actual adjusted closing level of the Underlier on the stated maturity date or at other times during the life of your notes may be higher than the Final Underlier Level, you will not benefit from the adjusted closing level of the Underlier at any time other than on the Determination Date.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the Cash Settlement Amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Probability that the Final Underlier Level Will Be Less Than the Initial Underlier Level Will Depend in Part on the Volatility of the Underlier and the Exchange Rate

“Volatility” refers to the frequency and magnitude of changes in the level of the Underlier and the exchange rate. The greater the expected volatility with respect to the Underlier and the exchange rate on the trade date, the higher the expectation as of the trade date that the Final Underlier Level could be less than the Initial Underlier Level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the Underlier and the exchange rate as of the trade date. The volatility of the Underlier and the exchange rate can change significantly over the term of the notes. The level of the Underlier could fall sharply, or the U.S. dollar could appreciate against the Canadian dollar, each which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlier and the exchange rate, and the potential to lose a significant amount of your principal at maturity.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the Underlier Stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the Underlier Stocks, including voting rights, any right to receive dividends or other distributions, any rights to make a claim against the Underlier Stocks or any other rights of a holder of the Underlier Stocks. Your notes will be paid in cash and you will have no right to receive delivery of any Underlier Stocks.

The Publisher of the Underlier May Adjust the Underlier in a Way that Affects Its Levels, and the Publisher Has No Obligation to Consider Your Interests

The publisher of the Underlier can add, delete, or substitute the components included in the Underlier or make other methodological changes that could change its level. A new security included in the Underlier may perform significantly better or worse than the replaced security, and the performance will impact the level of the Underlier. Additionally, the publisher of the Underlier may alter, discontinue, or suspend calculation or dissemination of the Underlier. Any of these actions could adversely affect the value of your notes. The publisher of the Underlier will have no obligation to consider your interests in calculating or revising the Underlier.

We May Sell Additional Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The price to public of the notes in the subsequent sale may differ substantially (higher or lower) from the original price to public you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the price to public you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the Cap Level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the Cap Level will only permit a lower positive return in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

If the Level of the Underlier or the Exchange Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the Underlier or the exchange rate. Changes in the levels of the Underlier or the exchange rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “ — The Market Value of the Notes Will Be Affected by Various Factors That Interrelate in Complex Ways, and Their Market Value May Be Less Than the Face Amount” below.

Trading and Hedging Activities by Us, the Guarantor and Any of Our Other Affiliates May Affect Your Return on the Notes and Their Market Value

We, the Guarantor and our other affiliates, including MLPF&S, and any other distributors of the notes may buy or sell the securities represented by the Underlier, or futures or options contracts on the Underlier or those securities, or other listed or over-the-counter derivative instruments linked to the Underlier or the Underlier Stocks. We may also engage in transactions relating to the exchange rate. We, the Guarantor and any of our other affiliates, including MLPF&S, and any other distributors of the notes may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of these securities and, in turn, the level of the Underlier or the exchange rate in a manner that could be adverse to your investment in the notes. On or before the trade date, any purchases or sales by us, the Guarantor or other entities (including for the purpose of hedging anticipated exposures) may affect the level of the Underlier or the Underlier Stocks, or the exchange rate. Consequently, the level of the Underlier, the prices of the Underlier Stocks or the exchange rate may change subsequent to the trade date, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes may also engage in hedging activities that could affect the level of the Underlier or the exchange rate on the trade date. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the level of the Underlier or the exchange rate, the market value of your notes prior to maturity or the amounts payable on the notes.

Our Trading, Hedging and Other Business Activities May Create Conflicts of Interest With You

We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes may engage in trading activities related to the Underlier, the Underlier Stocks or the exchange rate that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes also may issue or underwrite other financial instruments with returns based upon the Underlier or the exchange rate. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including MLPF&S, and any other distributors of the notes may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level of the Underlier or the exchange rate or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates, including MLPF&S, and any other distributors of the notes also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to the notes. We may enter into such hedging arrangements with one of our affiliates. Our affiliates or such other distributors may enter into additional hedging transactions with other parties relating to the notes, the Underlier or the exchange rate. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and these other entities will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we or other parties receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There May Be Potential Conflicts of Interest Involving the Calculation Agent, Which Is an Affiliate of Ours. We Have the Right to Appoint and Remove the Calculation Agent

MLPF&S will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event or Currency Disrupted Day has occurred. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The Market Value of the Notes Will Be Affected by Various Factors That Interrelate in Complex Ways, and Their Market Value May Be Less Than the Face Amount

If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them in the secondary market. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, such as the level and the volatility of the Underlier and the exchange rate, economic and other conditions generally, interest rates, dividend yields on the securities represented by the Underlier, exchange rate movements and volatility, our and the guarantor’s financial condition and creditworthiness, time to maturity. The impact of any one factor may be offset or magnified by the effect of another factor. See “Risk Factors—General Risks Relating to the Notes—The notes are not designed to be short-term trading instruments and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount” beginning on page PS-8 of product supplement EQUITY-1.

An Investment in the Notes Is Subject to Risks Associated with Foreign Securities Markets

The Underlier tracks the value of certain Canadian securities. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The Canadian markets may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in Canada are subject to political, economic, financial and social factors that apply in that country. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in the Canadian government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to Canadian companies or investments in Canadian equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments. Any one of these factors, or the combination of more than one of these factors, could negatively affect the Canadian markets and the prices of securities therein. Further, the Canadian market may react to global factors in different ways, which may cause the prices of securities in Canada to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets. The Canadian economy may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Notes Are Linked to the Exchange Rate, and Are Therefore Subject to Foreign Currency Exchange Rate Risk

The payment amount on the notes will be calculated in part based upon the exchange rate. As a result, investors in the notes will be exposed to currency exchange rate risk. If the U.S. dollar strengthens against the Canadian dollar, the amount payable, if any, at maturity of the notes may be reduced.

Foreign currency exchange rates vary over time, and may vary considerably during the life of the notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions.

Of particular importance are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in Canada and the United States and between each country and its major trading partners;
•	the extent of governmental surpluses or deficits in the relevant countries; and
•	other financial, economic, military and political factors in Canada and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of Canada and the United States and other countries important to international trade and finance.

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates. If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any such changes or reforms could also adversely impact your notes.

Changes in the Level of the Underlier and Exchange Rate May Offset Each Other

The notes are linked to the level of the Underlier, converted into U.S. dollars. Price movements in the Underlier and movements in the exchange rate may not correlate with each other. Therefore, in calculating the Final Underlier Level, increases in the level of the Underlier may be moderated, or more than offset, by declines in the exchange rate. Similarly, at a time when the exchange rate increases, the level of the Underlier may decline. Therefore, in calculating the Final Underlier Level, increases in the exchange rate may be moderated, or more than offset, by declines in the level of the Underlier. There can be no assurance that the Final Underlier Level will be higher than the Initial Underlier Level. You will lose some or all of your investment in the notes if the Final Underlier Level is lower than the Initial Underlier Level.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain, and May Be Adverse to a Holder of the Notes

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as single financial contracts, as described under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

THE UNDERLIER

All disclosures contained in this pricing supplement regarding the Underlier, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by S&P Dow Jones Indices LLC (“SPDJI” or the “Underlier Sponsor”). The Underlier Sponsor, which licenses the copyright and all other rights to the Underlier, has no obligation to continue to publish, and may discontinue publication of, the Underlier. The consequences of the Underlier Sponsor discontinuing publication of the applicable Underlier are discussed in “Description of the Notes—Discontinuance of an Index” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Underlier or any successor index.

None of us, the Guarantor, MLPF&S or any of our other affiliates makes any representation to you as to the future performance of the Underlier.

You should make your own investigation into the Underlier.

The S&P/TSX 60 Index

The Underlier is a subset of the S&P/TSX Composite® Index. The S&P/TSX Composite® Index is a broad market measure for the Canadian equity markets. The Underlier has 60 constituents and represents Canadian large capitalization securities, with a view to matching the sector balance of the S&P/TSX Composite® Index according to the Global Industry Classification Standard (“GICS®”).

In using trading data to determine any matter relating to the Underlier, including index composition and calculations, trading data on the Toronto Stock Exchange (“TSX”) and U.S. exchanges is reviewed. The Underlier is calculated in Canadian dollars.

Composition of the Underlier

The S&P/TSX Index Committee (the “Index Committee”) maintains the S&P/TSX Composite® Index and the Underlier. The criteria for index additions include, but are not limited to:

•	Market Capitalization. To be eligible for inclusion in the Underlier, securities must be constituents of the S&P/TSX Composite® Index. To be eligible for inclusion in the S&P/TSX Composite® Index, a security must meet the following two criteria:
1.	Based on the volume weighted average price (VWAP) of the security on the TSX over the last 10 trading days of the month-end prior to the quarterly review, the security must represent a minimum weight of 0.05% of the S&P/TSX Composite® Index, after including the quoted market value (“QMV”) of that security in the total float capitalization of the S&P/TSX Composite® Index.
2.	The security must have a minimum VWAP of CAD$ 1 over the past three months and over the last 10 trading days of the month-end prior to the quarterly review.
•	Size. When adding securities to the Underlier, the Index Committee generally selects amongst the larger securities, in terms of float QMV, in the S&P/TSX Composite® Index. Size may, however, be overridden for purposes of sector balance, as described below.
•	Liquidity. Stocks must have sufficient liquidity on the TSX to assure reliable price discovery through trading on the TSX. The S&P/TSX Canada Index Committee may exclude securities from the S&P/TSX Composite® Index (and therefore, the Underlier) if, in the opinion of the Index Committee, liquidity is not sufficient. When adding securities to the Underlier, the Index Committee generally selects securities with float turnover (total number of shares traded in Canada and U.S. in the previous 12 months divided by float-adjusted shares outstanding at the end of the period) of at least 0.35. This is a guideline only and may be changed at the discretion of the Index Committee. In addition, this range may be overridden for purposes of sector balance, as described below.
•	Sector Balance. Security selection for the Underlier is conducted with a view to achieving sector balance that is reflective of the GICS sector weights in the S&P/TSX Composite® Index.

•	Frequency. Minimum index turnover is viewed as preferable. Changes are made to the Underlier on an as needed basis. The most common cause of deletion is a merger or acquisition of a company. Other common reasons for deletion include bankruptcy, restructuring or other corporate actions. If a company substantially fails to meet one or more of the aforementioned guidelines for inclusion, or if a company fails to meet the rules for continued inclusion in the S&P/TSX Composite, it is removed. The timing of removals is at the discretion of the Index Committee.
•	Ineligible Securities. Securities issued by mutual fund corporations, preferred shares, exchangeable shares, warrants, installment receipts and other securities deemed inappropriate by the Index Committee, from time to time, are not eligible for inclusion in the S&P/TSX Composite® Index (and therefore, the Underlier). Installment receipts are not eligible for inclusion in the S&P/TSX Composite® Index (and therefore, the Underlier), but can be used in lieu of common share trading history.

Securities that are “paper-clipped” combinations of equity and debt, and which can be separated by holders, are not eligible. “Stapled” securities, in which a combination of securities trade as one and cannot be broken apart, are eligible for inclusion. Income Deposit Securities, Enhanced Income Securities (EIS) and Income Participating Securities are paper-clipped and, therefore, are ineligible.

To be included in the eligible securities pool, securities must be listed on the TSX for at least six full calendar months as of the month-end prior to the applicable quarterly review. In evaluating companies graduating from the TSX Venture Exchange to the TSX, only trading that occurred after listing on the TSX is included in the liquidity calculation.

Rebalancing. Rebalancing of the S&P/TSX Composite® Index (and therefore, the Underlier) occurs quarterly. Quarterly rebalancing changes take effect on the first business day following the third Friday of March, June, September and December. Intra-quarter changes are made on an as needed basis. Changes occur in response to corporate actions and market developments. The target announcement period is two to five business days, but exceptions may apply due to unexpected corporate activity.

The Index Committee may change the date of a given rebalancing for reasons including market holidays occurring on the scheduled rebalancing date. Any such change will be announced with proper advance notice where possible.

Buffers. In order to limit the level of S&P/TSX Composite® Index turnover, eligible securities will only be considered for S&P/TSX Composite® Index inclusion once another stock is excluded due to a sufficiently low rank and/or liquidity, based on the float-adjusted market capitalization. Potential index inclusions and exclusions need to satisfy a buffer requirement in terms of the rank of the stock relative to the S&P/TSX Composite® Index. The following buffer aims to limit the level of index turnover that may take place at each quarterly rebalancing, maximizing the efficiency and limiting the cost associated with holding the index portfolio.

1.	To be eligible for continued inclusion in the S&P/TSX Composite® Index, a security must meet the following two criteria:
a.	Based on the volume weighted average price (VWAP) over the last 10 trading days of the month-end prior to the quarterly review, the security must represent a minimum weight of 0.025% of the S&P/TSX Composite® Index, after including the QMV for that security in the total float capitalization for the S&P/TSX Composite® Index.
b.	The security must have a minimum VWAP of CAD$ 1 over the previous three calendar months.
2.	Liquidity is measured by float turnover (total number of shares traded in Canada and U.S. in the previous 12 months divided by float-adjusted shares outstanding at the end of the period). Liquidity must be at least 0.25. For dual-listed stocks, liquidity must also be at least 0.125 when using Canadian volume only.

Share Updates. The share count for all S&P/TSX Composite® Index constituents are updated on a weekly basis if the changes are 5% or more of the total share count. Share changes are announced on Fridays for implementation after the close of trading the following Friday. If a change in shares outstanding of at least 5% causes a company’s investable weight factor (IWF) to change by at least 5%, the IWF is updated at the same time as the share change.

Changes of less than 5% of the total shares are accumulated and made quarterly on the third Friday of March, June, September and December.

Calculation of the Underlier

The S&P/TSX 60 Index is calculated using a base-weighted aggregative methodology. The value of the S&P/TSX 60 Index on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the market price of each stock in the S&P/TSX 60 Index times the number of shares of such stock included in the S&P/TSX 60 Index, and the denominator of which is the divisor, which is described more fully below. The “market value” of any index stock is the product of the market price per share of that stock times the number of the then-outstanding shares of such index stock that are then included in the S&P/TSX 60 Index.

The S&P/TSX 60 Index is also sometimes called a “base-weighted aggregative index,” because of its use of a divisor. The “divisor” is a value calculated by the Underlier Sponsor that is intended to maintain conformity in index values over time and is adjusted for all changes in the index stocks’ share capital.

In addition, the S&P/TSX 60 Index is float-adjusted, meaning that the share counts used in calculating it reflect only those shares available to investors rather than all of a company’s outstanding shares. The Underlier Sponsor seeks to exclude shares held by certain shareholders concerned with the control of a company, a group that generally includes the following: officers and directors and related individuals whose holdings are publicly disclosed, private equity, venture capital, special equity firms, publicly traded companies that hold shares for control in another company, strategic partners, holders of restricted shares, employee stock ownership plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (except government retirement or pension funds) and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (collectively, “control holders”). To this end, the Underlier Sponsor excludes all shareholdings (other than depositary banks, pension funds, mutual funds, exchange traded fund providers, 401(k) plans of the company, government retirement and pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations, savings plans and investment plans) with a position greater than 5% of the outstanding shares of a company from the float-adjusted share count to be used in S&P/TSX 60 Index calculations.

The exclusion is accomplished by calculating an lnvestable Weight Factor (IWF) for each stock that is part of the numerator of the float-adjusted index fraction described above:

IWF = (available float shares)/(total shares outstanding)

where available float shares is defined as total shares outstanding less shares held by control holders. In most cases, an IWF is reported to the nearest one percentage point. For companies with multiple share class lines, a separate IWF is calculated for each share class line.

Corporate Action Adjustment

There are a large range of corporate actions that may affect companies included in the S&P/TSX Composite Index and the S&P/TSX 60 Index. Certain corporate actions require the Underlier Sponsor to recalculate the share count or the float adjustment or to make an adjustment to the divisor to prevent the value of the index from changing as a result of the corporate action. This helps ensure that the movement of the index does not reflect the corporate actions of individual companies in the index.

Spin-Offs

As a general policy, a spin-off security is added to the S&P/TSX 60 Index at a zero price at the market close of the day before the ex-date (with no divisor adjustment). The spin-off security will remain in the S&P/TSX 60 Index if it meets all eligibility criteria. lf the spin-off security is determined ineligible to remain in the S&P/TSX 60 Index, it will generally be removed after at least one day of regular way trading (with a divisor adjustment) . lf there is a gap between the ex-date and distribution date (or payable date), or if the spin-off security does not trade regular way on the ex-date, the spin-off security is kept in the S&P/TSX 60 Index until the spin-off security begins trading regular way.

Several additional types of corporate actions, and their related adjustments, are listed in the table below.

Corporate Action	Share Count Revision Required?	Divisor Adjustment Required?

Stock split	Yes – share count is revised to reflect new count.	No – share count and price changes are off-setting
Ordinary dividends	No	No – index does not make any adjustments to price or shares of the stock when company pays an ordinary cash dividend
Change in shares outstanding (secondary issuance, share repurchase and/or share buy-back)	Yes – share count is revised to reflect new count.	Yes
Special dividends	No	Yes – calculation assumes that share price drops by the amount of the dividend; divisor adjustment reflects this change in index market value
Change in IWF	No	Yes – divisor change reflects the change in market value caused by the change to an IWF
Company added to or deleted from the S&P/TSX 60 Index	No	Yes – divisor is adjusted by the net change in market value, calculated as the shares issued multiplied by the price paid
Rights Offering	No	Yes – divisor adjustment reflects increase in market capitalization (calculation assumes that offering is fully subscribed)

Index Governance

The Underlier is maintained by the Index Committee. The Index Committee is comprised of four members representing S&P and three members representing the TSX. The Index Committee is chaired by a member designated by S&P. Meetings are held monthly, and from time to time, as needed.

The Index Committee is responsible for setting rules and policies for the Underlier, determining the composition of the Underlier and administering the methodology. In fulfilling its responsibilities, the Index Committee has full and complete discretion to amend, apply or exempt the application of the methodology and other index policies as circumstances may require, and add, remove or by-pass any security in determining the composition of any of the indices.

The Index Committee may rely on any information or documentation submitted to or gathered by it that the Index Committee believes to be accurate. Where a public document used by the Index Committee is available in both official languages of Canada, the Index Committee shall assume that the contents of both versions are identical. The Index Committee reserves the right to reinterpret publicly available information and to make changes to the Underlier based on a new interpretation of that information at its sole and absolute discretion.

Index corrections and changes to index composition are implemented at such time and in such manner, as the Index Committee deems appropriate. The timing of any index change made in response to a correction shall be at the sole and absolute discretion of the Index Committee.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our affiliate, MLPF&S. The Underlier is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by MLPF&S.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Underlier to track general market performance.  S&P Dow Jones Indices’ only relationship to MLPF&S with respect to the Underlier is the licensing of the Underlier and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The Underlier is determined, composed and calculated by S&P Dow Jones Indices without regard to us, MLPF&S, or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of MLPF&S or holders of the notes into consideration in determining, composing or calculating the Underlier.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Underlier will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.  Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Underlier. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE UNDERLIER OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, BAC, MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE UNDERLIER OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MLPF&S, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Closing Levels of the Underlier

The closing level of the Underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the Underlier during the period shown below is not an indication that the closing level of the Underlier is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the Underlier as an indication of its future performance. We cannot give you any assurance that the future performance of the Underlier or the Underlier Stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the Underlier. Before investing in the offered notes, you should consult publicly available information to determine the levels of the Underlier between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the Underlier over the term of the notes, as well as the Cash Settlement Amount, may bear little relation to the historical closing levels shown below.

The graph below shows the closing levels of the Underlier on each day from May 22, 2008 through May 22, 2018. The closing level of the Underlier on May 22, 2018 was 956.667. We obtained the closing levels listed in the graph below from Bloomberg, without independent verification.

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Historical Exchange Rates

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical exchange rate as an indication of the future performance of the exchange rate. We cannot give you any assurance that the future performance of the exchange rate will result in a return of any of your initial investment on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical rates shown below.

The graph below shows the U.S. dollar/Canadian dollar exchange rates (expressed as the amount of U.S. dollars per one Canadian dollar) on each day from May 22, 2008 through May 22, 2018, as shown on Bloomberg.

The historical exchange rates in the graph below were determined using the rates reported by Bloomberg and may not be indicative of the exchange rate that would be derived from the applicable Reuters page in the manner set forth in the summary section above. The exchange rate at approximately 4:00 p.m., London time, on May 22, 2018 was approximately 0.7828, calculated in the manner set forth in the summary section above.

The exchange rate is expressed as the amount of U.S. dollars per one Canadian dollar. An increase in the exchange rate for a given day indicates a strengthening of the Canadian dollar against the U.S. dollar, while a decrease in the exchange rate indicate a weakening of the Canadian dollar against the U.S. dollar.

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SUPPLEMENTAL PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST

BofA Finance expects to agree to sell to MLPF&S, and MLPF&S expects to agree to purchase from BofA Finance, the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. MLPF&S proposes initially to offer the notes to the public at the price to public set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such prices less a concession not in excess of 1.33% of the face amount. The price to public for notes purchased by certain fee-based advisory accounts will be between 98.67% and 100.00% of the face amount, which reflects a foregone underwriting discount with respect to such notes (i.e., the underwriting discount specified on the cover of this pricing supplement with respect to such notes is 0.00%).

We expect to deliver the notes against payment therefor in New York, New York on , 2018, which is expected to be the fifth scheduled business day following the date of this pricing supplement and the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

As agreed by MLPF&S and the distribution participants, for approximately a three-month period after the trade date, MLPF&S expects to offer to buy the notes in the secondary market at a price that will exceed the estimated value of the notes at that time; the amount of this excess will decline on a straight line basis over that period. Thereafter, if MLPF&S buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the trade date will be based on then-prevailing market conditions and other considerations, including the performance of the Underlier, the exchange rate and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any other party is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlier and the exchange rate. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the trade date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlier, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-17 above and “Supplemental Use of Proceeds” on page PS-16 of product supplement EQUITY-1.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, in the opinion of our counsel, Morrison & Foerster LLP, and based on certain factual representations received from us, the notes should be treated as single financial contracts with respect to the Underlier and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. This discussion assumes that the notes constitute single financial contracts with respect to the Underlier for U.S. federal income tax purposes. If the notes did not constitute single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the issuer of any component stocks included in the Underlier would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of one or more stocks included in the Underlier were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the Underlier and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of the component stocks included in the Underlier is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

In addition, it is possible that the Internal Revenue Service could assert that the notes should be subject to Section 988 of the Code and it is possible that all or a portion of any gain or loss that a holder recognizes upon sale, redemption or maturity of the notes could be treated as ordinary gain or loss. Furthermore, it is also possible that the Internal Revenue Service could assert that any gain or loss that a holder may recognize upon the sale, exchange or maturity of the notes should be treated as ordinary gain or loss independent of the application of Section 988 of the Code to the notes.

The IRS released Notice 2008-2 (the “Notice”), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange or redemption of the notes should be treated as ordinary gain or loss.

Because the Underlier is an index that periodically rebalances, it is possible that the notes could be treated as a series of single financial contracts, each of which matures on the next rebalancing date. If the notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the notes on each rebalancing date in return for new notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Non-U.S. Holders

Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange, or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the settlement at maturity, sale, exchange, or redemption and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if gain realized on the settlement at maturity, or upon sale, exchange, or redemption of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on our determination that the notes are not delta one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlier or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlier or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective Non-U.S. Holders of the notes should consult their own tax advisors in this regard.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

TABLE OF CONTENTS Pricing Supplement

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its respective date.

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BofA Finance LLC

Leveraged S&P/TSX 60 Index-Linked Notes with Currency Conversion Feature due

Fully and Unconditionally Guaranteed by
Bank of America Corporation

BofA Merrill Lynch

Page
Summary Information	PS-6
Hypothetical Examples	PS-12
Risk Factors	PS-17
The Underlier	PS-23
Supplemental Plan of Distribution—Conflicts of Interest	PS-30
Structuring the Notes	PS-31
U.S. Federal Income Tax Summary	PS-32
Product Supplement EQUITY-1 dated January 24, 2017
Summary	PS-3
Risk Factors	PS-5
Supplemental Use of Proceeds	PS-16
Description of the Notes	PS-17
Supplemental Plan of Distribution; Conflicts of Interest	PS-28
U.S. Federal Income Tax Considerations	PS-29
Prospectus Supplement dated November 4, 2016
About this Prospectus Supplement	S-3
Risk Factors	S-4
Description of the Notes	S-7
U.S. Federal Income Tax Considerations	S-15
Supplemental Plan of Distribution (Conflicts of Interest)	S-15
Legal Matters	S-26
Prospectus dated November 4, 2016
About this Prospectus	3
Prospectus Summary	4
Risk Factors	7
Bank of America Corporation	13
BofA Finance LLC	13
Use of Proceeds	13
Description of Debt Securities	14
Registration and Settlement	42
U.S. Federal Income Tax Considerations	50
EU Directive on the Taxation of Savings Income	68
Plan of Distribution (Conflicts of Interest)	69
ERISA Considerations	73
Where You Can Find More Information	74
Forward-Looking Statements	76
Legal Matters	76
Experts	77